Mail Stop 3561

     November 10, 2005

James Wall
Chief Financial Officer
Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, California 94080

 Re: Core-Mark Holding Company, Inc.
Registration Statement on Form 10
     Filed September 6, 2005
  File No. 0-51515

Dear Mr. Wall:

 We have completed our review of your Form 10 and have no
further
comments at this time.

       Sincerely,

     H. Christopher Owings
     Assistant Director

cc: Ryan Gallagher, Esq.
 Fax: (650) 802-3100